Form 10-K, Exhibit 13
period 1996-04-30
PMR CORP
filed 1996-07-24
CIK 829608

                                   EXHIBIT 13

                                  ANNUAL REPORT

                                       TO

                                  STOCKHOLDERS

                                 PMR CORPORATION

                               1996 ANNUAL REPORT




                    [PSYCHIATRIC MANAGEMENT RESOURCES LOGO]

CONTENTS
Letter to Stockholders                                                2

Description of Business                                               4

Selected Financial Data                                               5

Stock Prices                                                          5

Management's Discussion and Analysis of Financial                     7
Condition and Results of Operations

Report of Independent Auditors                                       14

Financial Statements                                                 15

LETTER TO STOCKHOLDERS

By any yardstick, fiscal year 1996 was a wonderful year of growth and recovery for the shareholders and employees of PMR Corporation.

PMR aided in the recovery of over 10,000 individuals with a Serious Mental Illness (SMI). The diseases of schizophrenia and bipolar disorder (manic depression) afflict one to three percent of our population and cost the nation in excess of $20 billion. It may result in the devastation of the lives of those afflicted, as well as the family members who are forced to watch those they care for cycle through protracted bouts of acute illness.

PMR recorded record revenue of $36.3 million versus $21.7 million in fiscal year 1995, an increase of 67%. Annualizing the revenues of the fourth quarter, PMR begins fiscal year 1997 with a "run rate" in excess of $45 million. Earnings improved to $1.0 million or $.21 per share in Fiscal 1996 versus a loss of $2.4 million or ($.70) per share in Fiscal 1995. In addition to favorable yearly comparisons we were able to increase revenue and earnings each quarter throughout the year, even through our seasonally difficult third quarter. Our balance sheet also demonstrated dramatic improvement, as cash on hand increased 184% to $3.9 million, while the Company retired all of its outstanding bank debt.

Our internal progress was reflected in the increase of our market value. Our stock price increased over 110%, rewarding the patience of our loyal long term stockholders.

Several key events and accomplishments drove the success of the past year and auger well for fiscal 1997 and beyond:

  - The Health Care Finance Administration further defined the outpatient psychiatric benefit adding a degree of certainty as to how claims for service would be adjudicated. Consequently, the company was able to add 5 programs during the year and grow "same center" revenues and census by 40% and 25%, respectively.

  - We launched our case management venture in Tennessee and enrolled 3,500 clients. In less than a year, this business has grown to represent more than 20% of the Company's revenues, and we anticipate continued growth in the future. This venture is a partnership between PMR and the two premier case management agencies in Tennessee. A second case management effort was initiated in Arkansas in collaboration with leading community mental health centers and should generate revenue during the first half of fiscal year 1997.

  - We developed another new service for public sector patients, known as ambulatory detoxification, which we are testing in Arkansas. Early results are encouraging for this unique substance abuse program.

  - We implemented new systems and controls in our accounts receivable department which resulted in a reduction in days sales outstanding from 134 in April 1995 to 72 at year end.

Our strategy for the future centers on a disease management approach to treating the Seriously Mentally Ill. We presently offer an expanding array of outpatient services and managed care programs for patients afflicted by schizophrenia and bipolar disorder. We believe this population, which requires on-going care and supervision, can achieve the best outcomes at the lowest cost through integrated management and a clinical program focused on early intervention. For the public sector payors, who provide virtually all of the financial support for this population, PMR represents an experienced and proven provider which can offer a "carve-out" for this traditionally high cost and unmanaged population.

Finally, I want to personally thank two groups. First, the principals of Gruber and McBaine Capital Management and Proactive Partners, L.P. These investors have provided long term capital and valuable counsel throughout each stage of our development. For me, they define the true meaning of long term investors.

Second, my appreciation and admiration are extended to the employees of PMR CORPORATION. These are wonderful, committed professionals who have consistently demonstrated their talent, fortitude and dedication to our mission. I am very proud to work with you.

Thank you,



Allen Tepper,
Chief Executive Officer
Chairman of the Board

                             DESCRIPTION OF BUSINESS


         PMR Corporation (the "Company") is a leader in the development and management of programs and services for individuals who have been diagnosed with a Serious Mental Illness ("SMI"). These diseases, which are often chronic and life long, are primarily schizophrenia and bi-polar disorder (manic depression) and afflict more than one percent (1%) of the U.S. population. The Company's programs have been developed to assist providers of health care services in delivering care and treatment programs which serve as alternatives to more costly inpatient behavioral healthcare for the SMI population. The Company's clinical philosophy emphasizes early intervention to identify and reduce the incidence of crises events and thus contain the high costs associated with catastrophic events. Through its disease management approach, the Company believes that its programs may achieve a reduction in health care costs and result in improved clinical outcomes.

         The Company operates three lines of business devoted to behavioral health care: acute outpatient psychiatric services, case management services and chemical dependency services. The Company's focus is on the growth of its acute outpatient program and case management businesses, which are targeted exclusively to serve the SMI population.

         The Company's objective is to be a leading developer and provider of a continuum of programs which deliver cost effective mental health services for individuals within the SMI population. Since the SMI population receives the vast majority of its health care funding from state, local and federal agencies, the Company aims to develop programs which assist these entities in containing rapidly growing and often uncontrolled health care costs. Through the successful development and operation of these programs, the Company's mission is to foster the recovery of individuals from the devastating effects of serious mental illnesses and chemical dependency, and to ensure the cost-effective treatment and rehabilitation services which limit hospitalization, afford significant relief from symptoms, and contribute to better quality health care in the communities within which the Company operates.

         In order to achieve its objectives, the Company's strategy is to (i) aggressively pursue new contracts for acute outpatient programs and increase profitability of existing programs; (ii) increase the enrollment and market area of existing case management programs; (iii) aggressively seek to develop new markets for case management; and (iv) identify additional services which the Company can provide to the SMI population as part of its comprehensive disease management approach.

                        FIVE YEAR SELECTED FINANCIAL DATA

     (in thousands, except per share amounts)                          FOR THE YEAR ENDED APRIL 30

                                     1996          1995             1994           1993           1992
                                 ----------------------------------------------------------------------
INCOME STATEMENT INFORMATION
Revenues                          $ 36,316       $ 21,747        $ 22,786       $ 16,615       $  6,594
Net Income (loss)                      918         (2,352)            825          1,157            619
Net Income (loss) per share
  Primary                              .23           (.70)            .24            .30            .23
  Fully Diluted                        .21           (.70)            .24            .30            .23

Weighted Shares Outstanding
  Primary                            4,540          3,337           3,312          2,839          2,726
  Fully Diluted                      5,043          3,337           3,313          2,858          2,733

BALANCE SHEET INFORMATION
Working Capital                   $ 10,911       $  8,790        $  7,705       $  7,843       $  4,054
Total Assets                        21,182         14,811          13,671         11,289          5,538
Long Term Debt                           0            126             320            135              2
Total Liabilities                   12,069          7,749           5,972          4,625          1,280
Stockholders' Equity                 9,112          7,062           7,699          6,664          4,258

                                      QUARTERS FOR THE YEAR ENDED APRIL 1995    QUARTERS FOR THE YEAR ENDED APRIL 1996

                                       1st        2nd        3rd        4th       1st       2nd       3rd        4th
                                     ---------------------------------------------------------------------------------
Revenues                             6,119       6,035      5,107      4,486     6,006     8,215     10,154     11,940
Net Income (loss)                     (240)       (151)      (674)    (1,278)        5       167        222        524
Net Income (loss) per share
   Primary                            (.07)       (.05)      (.20)      (.39)      .00       .04        .06        .11
   Fully Diluted                      (.07)       (.05)      (.20)      (.38)      .00       .04        .06        .10

         The Company's Common Stock trades on the National Market System of NASDAQ under the symbol "PMRP." The following table sets forth the reported high and low prices per share of the Common Stock for each quarterly period during Fiscal 1995 and 1996.

STOCK PRICES
     High               $8.25      7.38        9.00       7.00       6.00      5.63     5.63      10.19
     Low                $5.75      2.50        5.63       3.44       3.00      3.50     4.25       4.50

                                     HOLDERS

         As of July 19, 1996, the number of record holders of the Company's Common Stock was 93. A significant number of shares are held by financial institutions in "street name." Management has reason to believe, based upon inquiry from brokerage sources, that the Company has more than 650 beneficial owners of its Common Stock.

                                    DIVIDENDS

         During October, 1994, the Company sold 700,000 shares of Series C $2.50 Convertible Preferred Stock (the "Series C Stock") for net proceeds of $1,584,000. The holders of the Series C Stock are entitled to receive non-cumulative dividends at the rate of 7.5% per annum. In Fiscal 1996, cash dividends of $125,484 were declared and paid. Subsequent to year end, the Series C stock was converted to common and retired.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

The following table presents a year-by-year analysis of certain of the material items that comprise elements of the Company's result of operations for the periods contained within the financial statements made a part of this Annual Report.

                                                        Percentage of Revenues                      Percentage
                                                         Year Ended April 30                     Increase/Decrease
                                                                                                1996         1995
                                                   1996            1995           1994         vs. 1995    vs. 1994
                                                   -----           -----          -----        ---------   --------
Revenues                                            100%            100%           100%            67%          (5%)
Operating Expenses                                   78%             95%            75%            38%          20%
Marketing, General and                               11%             14%            12%            35%           7%
   Administrative
Depreciation and Amortization                         2%              2%             1%            48%          46%
Other Operating Expense                               4%              6%             5%            14%           9%
                                         ----------------------------------------------

Income (Loss) before Income Taxes                     5%            (16%)            6%            N/A          N/A

Provision for Income Taxes (Benefit)                  2%             (6%)            3%            N/A          N/A

Net Income (Loss)                                     3%            (11%)            4%            N/A          N/A

         In Fiscal 1996, the Company recorded net income of $1.0 million, which compares to a net loss of ($2.3) million during Fiscal 1995. The increase in profitability was effected by a significant increase in revenues without a concomitant increase in operating expenses. The Company's outpatient business expanded significantly due to a 24.9% increase in patient census and a 15.4% increase in net revenue per patient as compared to Fiscal 1995. Patient census growth occurred as the Company accommodated increased demand following the abatement of the Focused Medical Review conducted by certain HCFA fiscal intermediaries in Fiscal 1995. Net revenue per patient increased as the Company focused on providing higher intensity services to a higher acuity patient population. As most of the costs of an outpatient center are fixed or semi-fixed, the Company experienced significant unit level operating leverage with respect to its acute outpatient program, resulting in operating expenses declining from 95% of revenue in Fiscal 1995 to 78% of revenue in Fiscal 1996. While the Company anticipates that it may continue to experience additional efficiencies in its outpatient business, it does not anticipate that improvements in margins will continue at the rate realized in Fiscal 1996.

         Revenues from the Company's Outpatient, Case Management, Chemical Dependency and Home Health Care Programs were 73.8%, 20.9%, 5.3% and 0% of total revenues in Fiscal 1996, compared to 86.6%, 0%, 7.2% and 6.2% of total revenues in Fiscal 1996. The changes in the revenue mix were due primarily to commencement of case management revenues in Fiscal 1996 and the termination of home health revenues in Fiscal 1995.

         Marketing, General and Administrative expenses declined as a percentage of revenues in Fiscal 1996 as the Company experienced operating leverage on its corporate administrative infrastructure. The Company anticipates that in the short term marketing, general and administrative expenses may increase modestly as a percentage of revenues as the Company invests in infrastructure to support the growth of the case management business.

RESULTS OF OPERATIONS - FISCAL YEAR ENDED APRIL 30, 1996 COMPARED TO FISCAL YEAR ENDED APRIL 30, 1995

         Revenues. Revenues for Fiscal 1996 were $36.3 million, an increase of $14.6 million, or 67.0% as compared to Fiscal 1995. Of this increase, $7.6 million, or 52.1%, resulted from the commencement of the Company's Case Management Program in Tennessee. The remainder of the increase in revenues came predominantly from the Company's Outpatient Program which recorded revenues of $26.8 million, an increase of 33.3% from Fiscal 1996. Same store revenue increased 31.5% as compared to Fiscal 1995. The growth in the Outpatient Program was due to increases in average patient census and net revenue per patient at existing sites, and the opening of five programs at new sites during Fiscal 1996. The Company closed two sites during Fiscal 1996. Revenues at the Company's chemical dependency subsidiary increased 21.5% during Fiscal 1996.

         Operating Expenses. Operating expenses for Fiscal 1996 were $28.5 million, an increase of $7.8 million, or 37.9% as compared to Fiscal 1995. Of this increase, $6.9 million or 88.7%, resulted from the commencement of the Company's Case Management Program in Tennessee. The remainder of the increase in operating expenses was associated with increased costs to support the revenue growth at existing outpatient sites and the net increase of three Outpatient Programs during Fiscal 1996.

         Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for Fiscal 1996 were $4.0 million, an increase of $1.0 million, or 35.0% as compared to Fiscal 1995 and as compared to an increase in revenues of 67.0%. The increase was related primarily to the following factors: the preparation for and commencement of the Company's Case Management service in Tennessee; the preparation for the commencement of the Case Management Program in Arkansas; and increased marketing of the Outpatient Program.

         Depreciation and Amortization. Depreciation and amortization expenses for Fiscal 1996 were $596,000, an increase of $193,000, or 47.8% as compared to Fiscal 1995. The increase was due largely to the amortization of intangible assets associated with the acquisition of the remaining interest of the Twin Town Outpatient subsidiary and covenants not to compete in Tennessee.

         Provision for Bad Debts and Interest Expense(net). Expenses related to the provision for bad debts and interest expense for Fiscal 1996 were $1.4 million, an increase of approximately $70,000, or 5.1% as compared to Fiscal 1995. The percentage increase for this category of expense was substantially less than the percentage increase in revenues and other expenses due to a lower provision for bad debt on Case Management revenues, substantially higher cash balances and the repayment of outstanding bank debt in the fourth fiscal quarter.

         Dividends. Dividends were $132,000, an increase of 100% from Fiscal 1995. In June 1996, subsequent to the end of Fiscal 1996, all shares of Series C Convertible Preferred Stock were surrendered and converted into 700,000 shares of common stock. See "Liquidity and Capital Resources."

RESULTS OF OPERATIONS - FISCAL YEAR ENDED APRIL 30, 1995 COMPARED TO FISCAL YEAR ENDED APRIL 30, 1994

         The Company incurred a loss of $2.3 million or ($.70) per share for the fiscal year ended April 30, 1995, compared to a profit of $800,000 or $.24 per share in the prior fiscal year. Results for Fiscal 1995 were adversely affected by a number of factors including an 18% decrease in Outpatient Program census, a 20% increase in operating expenses, and a year end adjustment of approximately $2.0 million to write down management fee revenue to provide for the possible disallowance of certain management fees by virtue of the restrictive interpretation of Medicare reimbursement rules being applied by certain HCFA fiscal intermediaries, and to reflect the still uncertain effects of a Focused Medical Review of claims that commenced during the fourth quarter of Fiscal 1994.

         Management fee revenue. Operating revenue declined $1.0 million or 5% from Fiscal 1994. "Same store" census declined approximately 20% while "same store" net revenue declined almost 26%, reflecting the special year end provision of approximately $2.0 million to take into account the restrictive interpretation of Medicare reimbursement rules by certain HCFA fiscal intermediaries and the possible denial of claims adversely impacting the Company's management fees as a result of HCFA's Focused Medical Review. This decrease in net revenue was offset by an increase in net revenue from five sites opened during 1995. Visits and revenue for the home health division's nine month of operations were approximately 5% greater than for the full year of operations in Fiscal 1994; however, the division was unable to attain the census necessary to offset high fixed costs, resulting in declining margins, and the home health service was discontinued in January 1995. Chemical Dependency revenues, reported for a full year in Fiscal 1995 as compared to the six months of operations in Fiscal 1994, increased by approximately $1.0 million from the prior year.

         Operating expenses. Operating expenses increased by approximately $3.5 million or 20% from Fiscal 1994. "Same store" operating expenses remained flat, and the majority of the increase is attributable to operating expenses at sites not opened for a full year in both 1994 and 1995, including five sites opened during 1995. Operating expense increases of $753,000 are associated with reporting the full year of operations of the Chemical Dependency Program compared to six months of operations in Fiscal 1994.

         Marketing, general and administrative expenses. Marketing, general and administrative expenses increased $196,000 or 7% in Fiscal 1995, primarily as the result of including the full year of operations for the Chemical Dependency Program compared to six months of operations in Fiscal 1994.

         Depreciation and Amortization. Depreciation and amortization expenses increased by $127,000 or 46% from the prior year, due largely to the purchases of equipment and furniture in the prior year.

         Provision for Bad Debts and Interest Expense (net). In Fiscal 1995, the Company's provision for bad debts amounted to $1.3 million representing 6% of revenue, the same percentage as in Fiscal 1994. Interest expense net of interest income was $62,000, compared to interest income net of interest expense in the prior year of $40,000, representing an increase of $102,000 or 255%. This increase was due to the Company's use of its line of credit in Fiscal 1995 to meet its cash flow requirements.

         Minority Interest. Minority interest of $108,000 reflects the 49% allocation of losses on its wholly owned chemical dependency affiliate known as Twin Town Outpatient. During July 1995, the Company purchased this minority interest for $185,000 and 97,087 shares of the Company's Common Stock.

         Dividends. For the year ended April 30,1995, the Company accrued dividends on its Series C Convertible Preferred Stock at the rate of 7.5% per annum for six months.

LIQUIDITY AND CAPITAL RESOURCES

         For Fiscal 1996, net cash provided by operating activities was $4.1 million, which compares to ($5.4) million in Fiscal 1995. Working capital on hand at April 30, 1996 was $10.9 million, an increase of $2.1 million, or 23.9%, as compared to April 30, 1995. Cash on hand at April 30, 1996 was $3.9 million, an increase of $2.5 million, or 184.1% as compared to April 30, 1995.

         The increases in operating cash flow, working capital and cash are due to the substantial improvement in net income during Fiscal 1996, along with significant improvements in the collection of accounts receivables. Accounts receivable, as measured by days of revenue outstanding, declined from 134 at April 30, 1995 to 72 at April 30, 1996. The improvement in the collection of accounts receivable was due to the implementation of new and more stringent control systems and the abatement of the Focused Medical Review (and thus a return to steady payments to the Company's Providers).

         In Fiscal 1996, funds from operations were the principal source of working capital. This reflects an increase from Fiscal 1995 when the Company relied upon advances on its line of credit and proceeds from a private financing transaction to support a negative cash flow from operations of $5.4 million. During Fiscal 1996, the Company utilized a portion of its funds from operations to fully repay its credit line, which had a balance of $1.2 million at April 30, 1995. Working capital was also utilized to open five additional Outpatient Programs and to fund the start up of the Tennessee Case Management Program. The Company provided $1.1 million in funding for Tennessee in Fiscal 1996. The Company does not anticipate significant additional funding requirements for case management in Tennessee, other than that which can be provided from operating cash flow.

         Working capital is anticipated to be utilized during the year for operations, to continue expansion of the Company's Outpatient Program and Case Management Program, and for the implementation and expansion of other Company programs. During Fiscal 1997, working capital is expected to be realized principally from operations, as well as from a new $3 million line of credit from Sanwa Bank which became effective February 1, 1996. Interest is payable under this line of credit at a rate of either the Bank's reference rate plus one percent or the Eurodollar rate plus three percent. The Company will also realize working capital from the exercise of certain outstanding warrants that were components of a private placement transaction undertaken during Fiscal 1995. In October 1994, the Company issued investment units consisting of shares of Series C Convertible Preferred Stock and 525,000 Warrants. The Warrants, in turn, were comprised of 175,000 Class A Warrants, 175,000 Class B Warrants and 175,000 Class C Warrants which were, respectively, subject to exercise prices of $3.00, $4.50 and $6.00. During June 1996, following notice of redemption, the holders of these investment units converted all of the Series C Preferred Stock into 700,000 shares of the Company's common stock and the Company issued an additional 350,000 shares of common stock upon the exercise of all of the Class A and Class B Warrants. The exercise of these Warrants provided the Company with net proceeds in July 1996 of $1.3 million. The Class C Warrants are scheduled to expire on October 15, 1999 and may be exercised earlier if subject to redemption by the Company provided the average price of the Company's common stock exceeds twelve dollars for a period of thirty trading days.

         The opening of new partial hospitalization sites typically requires $45,000 to $75,000 for office equipment, supplies, lease deposits, and the hiring and training of personnel prior to opening. These programs generally experience operating losses through an average of the first four months of operation, however, the Company has made no commitments for material capital expenditures for these programs. The Company expects to provide cash for the start up of the Case Management Program in Arkansas, or other new programs opened during the year, however, in amounts that are not yet certain due to the early stage of the program's development.

         A charge upon the Company's working capital may also occur during the year ending April 30, 1997 or thereafter as a result of certain uncertainties associated with the healthcare reimbursement rules as they apply to the Company's Outpatient Program. During Fiscal 1996, a majority of the Company's revenues were derived from the Company's management of its Outpatient Program. Since substantially all of the patients of the Company's Outpatient Program are eligible for Medicare, collection of a significant component of the Company's management fees is dependent upon reimbursement of claims submitted to fiscal intermediaries by the Hospitals or CMHCs (Providers) on whose behalf these programs are managed.

         The Company maintains reserves to cover the effect of primarily two uncertainties: 1) that the Company may have an obligation to indemnify certain Providers for some portions of its management fee which may be subject to disallowance upon audit of the Providers' cost reports by fiscal intermediaries; and 2) that the Company may not receive full payment of the management fees owed to it by the Providers during the periodic review of the Providers' claims by the fiscal intermediaries.

         The Company has been advised by HCFA that certain program-related costs are not allowable for reimbursement. The Company may be responsible for reimbursement of the amounts disallowed pursuant to warranty obligations that exist with certain Providers. Although the Company believes that its potential liability to satisfy such requirements has been adequately reserved in its financial statements, the obligation to pay such amounts when and if they become due, could have a material adverse impact on the Company's short term liquidity. Certain factors are, in management's view, likely to lessen the impact of any such effect, including the expectation that, if claims arise, they will arise on a periodic basis over several years; that any disallowance will merely be offset against obligations already owed by the Provider to the Company; and that, in certain instances, funds have already been paid into an escrow account to cover any such eventuality.

         During the fourth quarter of Fiscal Year 1994, fiscal intermediaries for Hospitals and CMHCs began a Focused Medical Review of claims for partial hospitalization services throughout the country. A Focused Medical Review consists of an intensive review by HCFA fiscal intermediaries on an industry-wide basis of certain targeted claims which HCFA has identified as being at risk of inappropriate program payment. This often occurs when HCFA identifies significant industry-wide increases in payments of certain types of services, as had been the case with the partial hospitalization benefit. The Company's initial experience with the Focused Medical Review was that there were numerous denials of Providers' claims and the denials had an adverse impact on the Company's cash flow during Fiscal 1995 because Providers delayed payment of the Company's management fee because of the substantial number of denials. On behalf of the Providers, the Company strenuously disputed these denials, particularly the interpretations implemented by one singular fiscal intermediary. The initial review process was particularly complicated by the absence of comprehensive standards governing the partial hospitalization benefit.

         The Focused Medical Review of claims for partial hospitalization services conducted by fiscal intermediaries for the Providers continues but its effect has substantially abated on programs managed by the Company. This has occurred as a result of a number of factors, such as the issuance of a Medicare Program Memorandum by HCFA during June 1995 (which defines partial hospitalization eligibility and the scope of covered services), as well as the intensification of the Company's utilization review and utilization management efforts. Specifically, the number of denials reported to the Company in Fiscal 1996 represented approximately 1% of the estimated number of total claims submitted by Providers to fiscal intermediaries. Although during Fiscal 1996, the number of denied claims was reduced to an insignificant rate, the periodic review of claims by HCFA fiscal intermediaries will likely continue at one or more programs from time to time.

         To the extent claims for services have been denied in Outpatient Programs managed by the Company, the great majority of the denied claims have been appealed. Approximately 47% of these appeals have reached resolution and the Company has succeeded in securing a reversal in the substantial majority of these cases. The appeals process continues for a majority of the denied claims. Given these results, and given the Company's experience during Fiscal 1996 (during which the rate of denials has declined to an insignificant rate), and in view of the existing reserves established within the Company's financial statements, management does not believe fiscal intermediaries' review of outstanding claims will likely have a material adverse effect upon the Company's liquidity and capital resources during Fiscal 1997.

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Stockholders
PMR Corporation

We have audited the accompanying consolidated balance sheets of PMR Corporation as of April 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PMR Corporation at April 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 1996, in conformity with generally accepted accounting principles.


                                       ERNST & YOUNG LLP




June 14, 1996,
except for the second paragraph of Note 6, as to which the date is July 3, 1996
San Diego, California

PMR CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                                         APRIL 30
                                                                                 1996               1995
                                                                             --------------------------------

ASSETS
Current assets:
   Cash and cash equivalents                                                 $  3,917,922        $  1,382,376
   Accounts receivable, net of  allowance for uncollectible amounts of
     $1,759,000 in 1996 and $1,423,000 in 1995                                  9,289,895           8,465,568
   Prepaid expenses and other current assets                                      321,506             289,996
   Refundable income taxes                                                           --               817,165
   Deferred income tax benefits                                                 2,701,000           1,217,000
                                                                             --------------------------------
Total current assets                                                           16,230,323          12,172,105

Furniture and office equipment, net of accumulated depreciation of
   $869,261 in 1996 and $579,656 in 1995                                          649,312             790,243
Long-term receivables                                                           2,444,055             937,705
Other assets                                                                    1,858,102             910,701
                                                                             --------------------------------
Total assets                                                                 $ 21,181,792        $ 14,810,754
                                                                             ================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Note payable to bank                                                      $       --          $  1,200,000
   Accounts payable and accrued expenses                                        1,522,721           1,048,597
   Accrued compensation and employee benefits                                   2,276,809             861,029
   Advances from case management agencies                                       1,012,847                --
   Income taxes payable                                                           308,489                --
   Dividends payable                                                               71,739              65,537
   Other current liabilities                                                      127,213             206,550
                                                                             --------------------------------
Total current liabilities                                                       5,319,818           3,381,713
Deferred rent expense                                                             149,531             209,862
Deferred income taxes                                                           1,101,000             458,000
Contract settlement reserve                                                     5,499,020           3,523,223
Minority interest                                                                    --                50,666
Other liabilities                                                                    --               125,697

Commitments

Stockholders' equity:
   Convertible Preferred Stock, $.01 par value, authorized shares -
     1,000,000; Series C - issued and outstanding shares - 700,000 in 1996 and 1995; liquidation preference $1,750,000
                                                                                    7,000               7,000
   Common Stock, $.01 par value, authorized shares - 10,000,000;
     issued and outstanding shares - 3,577,917 in 1996 and 3,338,656
     in 1995                                                                       35,778              33,385
   Additional paid-in capital                                                   8,259,243           7,050,262
   Notes receivable from stockholders                                            (141,547)            (62,626)
   Retained earnings                                                              951,949              33,572
                                                                             --------------------------------
                                                                                9,112,423           7,061,593
                                                                             --------------------------------
                                                                             $ 21,181,792        $ 14,810,754
                                                                             ================================

See accompanying notes.

PMR CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED APRIL 30
                                                     1996                1995               1994
                                                 ----------------------------------------------------

Management fee revenue                           $ 36,315,921        $ 21,746,663        $ 22,785,605

Expenses:
   Operating expenses                              28,471,644          20,647,965          17,164,823
   Marketing, general and administrative            4,018,685           2,976,600           2,780,829
   Provision for bad debts                          1,447,983           1,317,483           1,341,652
   Depreciation and amortization                      595,896             403,294             276,297
   Interest - net                                       2,174              61,979             (39,901)
   Minority interest in loss of subsidiary               (524)           (108,201)           (135,133)
                                                 ----------------------------------------------------
                                                   34,535,858          25,299,120          21,388,567
                                                 ----------------------------------------------------

Income (loss) before income taxes                   1,780,063          (3,552,457)          1,397,038
Income tax expense (benefit)                          730,000          (1,266,000)            572,000
                                                 ----------------------------------------------------
Net income (loss)                                   1,050,063          (2,286,457)            825,038
Less dividends on:
   Series B Convertible Preferred Stock                  --                  --                28,428
   Series C Convertible Preferred Stock               131,686              65,537                --
                                                 ----------------------------------------------------
Net income (loss) for common stock               $    918,377        $ (2,351,994)       $    796,610
                                                 ====================================================

Earnings (loss) per common share
   Primary                                       $        .23        $       (.70)       $        .24
                                                 ====================================================
   Fully diluted                                 $        .21        $       (.70)       $        .24
                                                 ====================================================

Shares used in computing earnings (loss)
   per share
     Primary                                        4,540,280           3,337,484           3,312,108
                                                 ====================================================
     Fully diluted                                  5,042,879           3,337,484           3,312,108
                                                 ====================================================

See accompanying notes.

PMR CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                   SERIES B                          SERIES C
                                             CONVERTIBLE PREFERRED            CONVERTIBLE PREFERRED
                                                     STOCK                            STOCK                      COMMON STOCK
                                            ----------------------------------------------------------------------------------------
                                              SHARES         AMOUNT           SHARES         AMOUNT         SHARES          AMOUNT
                                            ----------------------------------------------------------------------------------------

Balance at April 30, 1993                    395,238      $     3,952            --       $      --        2,866,458     $    28,663
   Conversion of Series B convertible
     preferred stock to common stock        (395,238)          (3,952)           --              --          395,238           3,952
   Issuance of common stock under
     stock option plan                          --               --              --              --              450               5
   Dividend paid in common stock to
     Series B preferred stockholders            --               --              --              --           45,507             455
   Net income                                   --               --              --              --             --              --
                                            ----------------------------------------------------------------------------------------
Balance at April 30, 1994                       --               --              --              --        3,307,653          33,075
   Issuance of Series C convertible
     preferred stock, net of issuance
     costs of $105,628                          --               --           700,000           7,000           --              --
   Exercise of Redeemable A Warrants
     to purchase common stock                   --               --              --              --           29,003             290
   Issuance of common stock under
     stock option plan                          --               --              --              --            2,000              20
   Accrued interest on stockholder
     notes                                      --               --              --              --             --              --
   Dividend payable on Series C
     preferred stock                            --               --              --              --             --              --
   Net loss                                     --               --              --              --             --              --
                                            ----------------------------------------------------------------------------------------
Balance at April 30, 1995                       --               --           700,000           7,000      3,338,656          33,385
   Issuance of common stock under
     stock option plans                         --               --              --              --           17,174             172
   Issuance of common stock for
     non-compete agreements and
     acquisition of minority interest           --               --              --              --          197,087           1,971
   Issuance of common stock for a
     note receiveable                           --               --              --              --           25,000             250
   Accrued interest on stockholder
     notes                                      --               --              --              --             --              --
   Dividend payable on Series C
     preferred stock                            --               --              --              --             --              --
   Proceeds from payment of
     stockholder notes                          --               --              --              --             --              --
   Net income                                   --               --              --              --             --              --
                                            ----------------------------------------------------------------------------------------
Balance at April 30, 1996                       --        $      --           700,000     $     7,000      3,577,917     $    35,778
                                            ========================================================================================


                                                                          NOTES
                                                                       RECEIVABLE                           TOTAL
                                                      PAID-IN             FROM             RETAINED      STOCKHOLDERS'
                                                      CAPITAL         STOCKHOLDERS         EARNINGS         EQUITY
                                            --------------------------------------------------------------------------

Balance at April 30, 1993                          $ 5,042,799       $      --          $ 1,588,956        $ 6,664,370
   Conversion of Series B convertible
     preferred stock to common stock                      --                --                 --                 --
   Issuance of common stock under
     stock option plan                                   2,415              --                 --                2,420
   Dividend paid in common stock to
     Series B preferred stockholders                   235,473              --              (28,428)           207,500
   Net income                                             --                --              825,038            825,038
                                            --------------------------------------------------------------------------
Balance at April 30, 1994                            5,280,687              --            2,385,566          7,699,328
   Issuance of Series C convertible
     preferred stock, net of issuance
     costs of $105,628                               1,637,372           (60,000)              --            1,584,372
   Exercise of Redeemable A Warrants
     to purchase common stock                          115,723              --                 --              116,013
   Issuance of common stock under
     stock option plan                                  16,480              --                 --               16,500
   Accrued interest on stockholder
     notes                                                --              (2,626)              --               (2,626)
   Dividend payable on Series C
     preferred stock                                      --                --              (65,537)           (65,537)
   Net loss                                               --                --           (2,286,457)        (2,286,457)
                                            --------------------------------------------------------------------------
Balance at April 30, 1995                            7,050,262           (62,626)            33,572          7,061,593
   Issuance of common stock under
     stock option plans                                 61,202             1,184               --               62,558
   Issuance of common stock for
     non-compete agreements and
     acquisition of minority interest                1,029,279              --                 --            1,031,250
   Issuance of common stock for a
     note receiveable                                  118,500          (118,750)              --                 --
   Accrued interest on stockholder
     notes                                                --              (4,507)              --               (4,507)
   Dividend payable on Series C
     preferred stock                                      --                --             (131,686)          (131,686)
   Proceeds from payment of
     stockholder notes                                    --              43,152               --               43,152
   Net income                                             --                --            1,050,063          1,050,063
                                            --------------------------------------------------------------------------
Balance at April 30, 1996                          $ 8,259,243       $  (141,547)       $   951,949        $ 9,112,423
                                            ==========================================================================


See accompanying notes.

PMR CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEAR ENDED APRIL 30
                                                                       1996              1995               1994
                                                                   -------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                  $ 1,050,063        $(2,286,457)       $   825,038
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
     Depreciation and amortization                                     595,896            403,294            276,297
     Provision for losses on accounts receivable                     1,447,983          1,317,483          1,341,652
     Accrued interest income on notes receivable from
       stockholders                                                     (4,507)            (2,626)              --
     Deferred income taxes                                            (841,000)          (924,000)        (1,105,000)
     Minority interest in loss of joint venture                           (524)          (108,201)          (135,133)
     Changes in operating assets and liabilities:
       Accounts receivable                                          (3,778,660)        (3,142,713)        (2,765,356)
       Refundable income tax                                           817,165           (817,165)           240,000
       Prepaid expenses and other assets                               (88,487)          (176,474)          (117,879)
       Accounts payable and accrued expenses                           474,124            154,831            426,961
       Accrued compensation and employee benefits                    1,415,780            (13,776)          (273,700)
       Advances from case management agencies                        1,012,847               --                 --
       Other liabilities                                              (205,034)          (193,742)           (93,707)
       Contract settlement reserve                                   1,975,797            651,761          1,691,137
       Income taxes payable                                            308,489           (356,000)           326,000
       Deferred rent expense                                           (60,331)            83,830              6,925
                                                                   -------------------------------------------------
Net cash provided by (used in) operating activities                  4,119,601         (5,409,955)           643,235

INVESTING ACTIVITIES
Purchases of furniture and office equipment                           (179,281)          (164,916)          (616,938)
Acquisition of Twin Town minority interest                            (185,000)              --                 --
                                                                   -------------------------------------------------
Net cash used in investing activities                                 (364,281)          (164,916)          (616,938)

FINANCING ACTIVITIES
Proceeds from sale of preferred stock                                     --            1,584,372               --
Proceeds from sale of common stock and notes receivable from
   stockholders                                                        105,710            132,513              2,420
Proceeds from note payable to bank                                     800,000          2,800,000               --
Payments on note payable to bank                                    (2,000,000)        (1,600,000)              --
Proceeds from long-term debt                                              --                 --              417,008
Cash dividend paid                                                    (125,484)              --                 --
                                                                   -------------------------------------------------
Net cash (used in) provided by financing activities                 (1,219,774)         2,916,885            419,428
                                                                   -------------------------------------------------
Net increase (decrease) in cash                                      2,535,546         (2,657,986)           445,725

Cash at beginning of year                                            1,382,376          4,040,362          3,594,637
                                                                   -------------------------------------------------
Cash at end of year                                                $ 3,917,922        $ 1,382,376        $ 4,040,362
                                                                   =================================================

SUPPLEMENTAL INFORMATION:
Taxes paid                                                         $   380,735        $   830,000        $ 1,073,000
                                                                   =================================================
Interest paid                                                      $   129,108        $   107,831        $    20,447
                                                                   =================================================

See accompanying notes.

PMR Corporation

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION, BUSINESS AND PRINCIPLES OF CONSOLIDATION


PMR Corporation (the "Company") operates in the healthcare industry segment.
The Company develops, manages and markets acute outpatient psychiatric programs, psychiatric case management programs and substance abuse treatment programs. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Psychiatric Management Resources, Inc., Collaborative Care Corporation, PMR-CD, Inc., Aldine - CD, Inc. and Twin Town Outpatient. Prior to July 1995, Twin Town Outpatient was a 51% owned subsidiary.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly liquid investments with maturities, when acquired, of three months or less. The Company evaluates the financial strength of institutions in which it invests and believes the related credit risks are limited to an acceptable level.

CONCENTRATION OF CREDIT RISK

The Company grants credit to contracting providers in various states without collateral. Losses resulting from bad debts have traditionally not exceeded management's estimates. The Company has receivables, aggregating $3,671,000 at April 30, 1996, from two providers, each of which comprise more than 10% of total receivables. The Company monitors the credit worthiness of these customers and believes the balances outstanding at April 30, 1996 are fully collectible.

Substantially all of the Company's cash and cash equivalents is deposited in two banks. The Company monitors the financial status of these banks and does not believe the deposits are subject to a significant degree of risk.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates. The Company's significant accounting estimates are the allowance for uncollectible accounts and the contract settlement reserve.

PMR Corporation

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment are stated at cost and are depreciated over their estimated useful lives using the straight-line method. Depreciation expense for each of the three years ended April 30, 1996 was $320,212, $297,240 and $179,106, respectively.

OTHER ASSETS

Other assets are comprised of the following at April 30:

                                                              1996             1995
                                                           ---------------------------
Proprietary information and covenants not to compete       $1,118,753       $  637,503
Goodwill                                                      978,858          294,000
Other                                                         282,176          225,199
                                                           ---------------------------
                                                            2,379,787        1,156,702

Less accumulated amortization                                 521,685          246,001
                                                           ---------------------------
                                                           $1,858,102       $  910,701
                                                           ===========================

Other assets are being amortized using the straight-line method over their estimated useful lives. The estimated useful life of proprietary information and covenants not to compete is five to nine years and goodwill is 15 years.

EARNINGS PER SHARE

Earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year. Common stock equivalents consist of employee and director stock options, warrants and Convertible Preferred Stock. Earnings per share is affected by the reduction of net income available for common stock by the amount of dividends on Series B and C Convertible Preferred Stock. The Series B shares were converted to common in June 1993. The Series C shares were outstanding at April 30, 1996 but were converted to common stock subsequent to year end (see Note 6). Assuming the conversion of the Series B preferred stock had taken place on May 1, 1993, primary earnings per common share would have been $.25 for fiscal 1994. Assuming the conversion of the Series C preferred stock had taken place on May 1, 1995 primary earnings per share would have been unchanged in fiscal 1996.

PMR Corporation

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION AND CONTRACT SETTLEMENT RESERVE

The Company's acute outpatient psychiatric program customers are primarily acute care hospitals or community mental health centers ("Providers"). Typical contractual agreements with providers require the Company to provide, at its own expense, specific management personnel for each program site. Revenue under these programs is primarily derived from services provided under three types of agreements: 1) an all inclusive fee arrangement based on fee-for-service rates which provide that the Company is responsible for substantially all program costs, 2) a fee-for-service arrangement whereby substantially all of the program costs are the responsibility of the Provider, and 3) a fixed fee arrangement. In all cases, the Company provides on-site managerial personnel. Patients served by the acute outpatient psychiatric programs typically are covered by the Medicare program.

The Company also provides management services to psychiatric case management programs. The Company has been retained to manage the outpatient psychiatric portion of a managed health care program funded by the State of Tennessee ("TennCare"). Under the terms of the agreement, the Company is responsible for planning, coordinating and managing psychiatric case management to residents of Tennessee who are eligible to participate in the TennCare program using the proprietary treatment programs developed by the Company. The Company has signed six-year contracts with two case management agencies which will provide the clinical network necessary to help the Company meet its obligations under the TennCare program. The TennCare program will become effective in July 1996. During fiscal 1996, the Company managed the two case management agencies and was reimbursed by the State of Tennessee on a fee-for-service basis. Revenue under this program was approximately $7,600,000 for the year ended April 30, 1996. There were no revenues under this program in prior years.

The Company also provides management services to substance abuse agencies and until January 31, 1995, home health customers. Revenue from substance abuse agencies and home health contracts for the years ended April 30, 1996, 1995 and 1994 was $1,898,000, $2,902,000 and $1,925,000, respectively.

Revenue is recognized when services are provided. Revenue under acute outpatient psychiatric program is subject to potential denials of payment due to disallowance of certain costs by Medicare to the various Providers and is subject to the Provider's settlement of its Medicare cost report for the program being managed by the Company. The Company estimates the effect of such potential disallowances and settlements, based upon its contractual arrangements with Providers, and records revenue for services provided at the estimated net realizable value in the period the related services are

PMR Corporation

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

provided. The Company has recorded contract settlement reserves to provide for possible amounts ultimately owed to its Provider customers caused by denials of payment for disallowance of costs by Medicare and Medicare cost report settlement adjustments. Such reserve is classified as a non-current liability as ultimate resolution of substantially all of these issues is not expected to occur during fiscal 1997.

INSURANCE

The Company carries "occurrence basis" insurance to cover general liability, property damage and workers' compensation risks. Medical professional liability risk is covered by a "claims made" insurance policy that provides for guaranteed tail coverage. The Company self-insures for all employee and dependent health care costs to a maximum of $40,000 annually per participating employee or dependent. Excess employee health care claims are covered by stop loss insurance. The estimated costs of settling employee health care claims and claims and incidents not reported to the Company's professional liability insurance carrier are accrued currently.

NEW ACCOUNTING STANDARD - STOCK OPTIONS

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which is effective for the Company's 1997 financial statements. Statement No. 123 allows companies to either account for stock-based compensation under the new provisions of Statement No. 123 or under the provisions of APBO 25, but requires pro-forma disclosure in the footnotes to the financial statements as if the measurement provisions of Statement No. 123 had been adopted. The Company intends to continue accounting for its stock-based compensation in accordance with the provisions of APBO 25. Accordingly, the provisions of Statement No. 123 will not impact the financial position or the results of operations of the Company.

NEW ACCOUNTING STANDARD - LONG-LIVED ASSETS

In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is effective for the Company's fiscal 1997 financial statements. The new Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Any impairment losses identified will be measured by comparing the fair value of the asset to its carrying

PMR Corporation
amount. The Company does not believe, based on current circumstances, the effect of the adoption of Statement No. 121 will have a material impact on its financial position or results of operations.

RECLASSIFICATION

Certain classifications of accounts in the prior year have been reclassified to reflect current year classifications.

2.  ACQUISITION OF MINORITY INTEREST AND OTHER AFFILIATIONS

In July 1995, the Company acquired the 49% minority interest in Twin Town Outpatient for $185,000 in cash and $550,000 in common stock (97,087 shares) for total consideration of $735,000. The total purchase price was allocated to goodwill net of minority interest of $50,142.

In October 1995, the Company entered into exclusive affiliation agreements with two case management agencies in Tennessee (see Note 1). As part of these agreements the Company obtained six year non-compete agreements with the two agencies in exchange for 50,000 shares each of the Company's common stock for an aggregate value of $481,250. The amounts will be amortized over the term of the agreements. The agreements also provide for the Company to grant warrants to the two agencies for the purchase of up to an aggregate 550,000 shares of common stock over a six year period if certain performance criteria are met. No warrants were granted during fiscal 1996.

3. PURCHASED PROPRIETARY INFORMATION

In April 1993, the Company purchased certain proprietary information relating to a complete framework and service design for assisting patients with serious and persistent mental illness to advance through the recovery process within a managed care and cost containment environment. The complete framework and service design includes the protocols, techniques, programs and service development plans needed to operate the resulting new business, for which the Company paid $50,000 cash and issued 69,118.

PMR Corporation

3. PURCHASED PROPRIETARY INFORMATION (CONTINUED)

shares of common stock valued at $8.50 per share. The seller is entitled to receive up to 225,000 additional shares of the Company's common stock during the four year period through April 1997, based on pre-tax income of the business resulting from the purchased proprietary information, which will be accounted for as additional purchase price when, and if, issued. The earnings goals necessary in order to entitle the sellers to additional shares of the Company's common stock have not been met through April 30, 1996. The purchase price includes an agreement of the principals of Co-A-Les Corp., the seller, not to compete for a period of up to five years after any possible contingent purchase price shares are earned.

4. LONG-TERM RECEIVABLES

Long-term receivables at April 30, 1996 consist primarily of amounts due from contracting Providers for which the Company has established specific payment terms for receivable amounts which were past due or for which payment, due to contract terms, is expected to exceed one year. Management expects to receive payment on the long-term receivables as contract terms are met, none of which are expected to exceed two years.

5. LINE OF CREDIT

The Company has a credit agreement with a bank that permits borrowings up to $3,000,000 for working capital needs that expires on August 30, 1997 and is collateralized by substantially all of the Company's assets. Interest on borrowings is payable monthly at either the Bank's reference rate plus 1% or at the Bank's Eurodollar rate plus 3%. There were no borrowings outstanding at April 30, 1996.

6. STOCKHOLDERS' EQUITY AND SUBSEQUENT EVENT

In April 1992, the Company sold 395,238 shares of Series B Convertible Preferred Stock at $5.25 per share for net proceeds of $1,966,249. The holders of the Series B Preferred Stock were entitled to receive non-cumulative dividends at a rate of 10% per annum. Effective for shareholders of record at April 30, 1993, the Company declared a 10% dividend on the Series B Preferred Stock which was paid by distributing 39,780 shares of common stock in June, 1993. In May 1993, the Company called for redemption all outstanding shares of Series B Convertible Preferred Stock. Holders of all the Series B shares exercised their options to convert such shares to common and accordingly, in June

PMR Corporation

6. STOCKHOLDERS' EQUITY AND SUBSEQUENT EVENT (CONTINUED)

1993, the Company issued 395,238 shares of Common Stock. An additional 5,727 shares of Common Stock were issued in payment of the 10% dividend due on the Series B shares up to the June conversion date.

In October 1994, the Company sold investment units consisting of 700,000 shares of Series C Convertible Preferred Stock and warrants to purchase 525,000 shares of Common Stock at a per unit price of $2.50 for net proceeds of $1,584,372. The warrants consist of three classes and have exercise prices ranging from $3.00 to $6.00 per share. The holders of the Series C Preferred Stock are entitled to receive non-cumulative dividends at a rate of 7.5% per annum. The Series C Preferred Stock converts into an equal number of shares of Common Stock at the option of the holder. In June 1996, the Company called for redemption all outstanding shares of Series C Convertible Preferred Stock. Holders of all the Series C shares exercised their options to convert such shares to Common Stock and accordingly, in July 1996, the Company issued 700,000 shares of Common Stock. In conjunction with the conversion, the Series C shareholders also exercised warrants to purchase 350,000 shares of the Company's Common Stock for net proceeds of $1,312,500.

7. STOCK OPTIONS AND WARRANTS

During 1990, the Company adopted an incentive stock option plan that, as amended, provides for the granting of options to purchase up to 2,000,000 shares of common stock to eligible employees. Under the 1990 plan, options may be granted for terms of up to ten years and are generally exercisable in cumulative annual increments of 20 percent each year, commencing one year after the date of grant. Option prices must equal or exceed the fair market value of the shares on the date of grant.

In August 1992, the Company adopted a non-qualified stock option plan for its outside directors. The 1992 plan provides for the Company to grant each outside director options to purchase 15,000 shares annually of the Company's common stock through 1997, at the fair market value at the date of grant. Options for a maximum of 525,000 shares may be granted under this plan. The options vest 30% immediately and in ratable annual increments over the three year period following the date of grant.

PMR Corporation

7. STOCK OPTIONS AND WARRANTS (CONTINUED)

Warrants to purchase shares of the Company's common stock were issued in each of the three years in the period ended April 30, 1996 to brokers, consultants and/or Preferred Stock shareholders in connection with financing and consulting transactions. A summary of all such warrant and employee and director option transactions is as follows:

                                           Shares        Price per Share
                                         -------------------------------
Outstanding April 30, 1993                 276,715        $2.00 to $8.80
   Granted                                 159,614         6.50 to  7.15
   Exercised                                  (450)                 5.38
   Forfeited                               (22,069)        2.37 to  8.00
                                         -------------------------------
Outstanding April 30, 1994                 413,810         2.00 to  8.80
   Granted                                 762,120         2.50 to  7.38
   Exercised                               (29,266)                 4.00
   Forfeited                               (38,184)        2.37 to  8.00
                                         -------------------------------
Outstanding April 30, 1995               1,108,480         2.00 TO  8.80
   Granted                               1,010,279         3.50 TO  9.75
   Exercised                               (12,911)        2.61 TO  4.26
   Forfeited                               (13,973)        3.75 TO  3.88
                                         -------------------------------
Outstanding April 30, 1996               2,091,875        $2.00 TO $9.75
                                         ===============================

At April 30, 1996 options and warrants to purchase 1,635,250 shares of common stock were exercisable and 1,257,049 shares and 285,000 shares were available for future grant under the employee incentive stock option plan and the 1992 directors' plan, respectively.

8. INCOME TAXES

Income tax expense (benefit) consists of the following:

                                              YEAR ENDED APRIL 30
                                  1996               1995               1994
                              -------------------------------------------------
Federal:
   Current                    $ 1,220,000        $  (284,000)       $ 1,330,000
   Deferred                      (685,000)          (698,000)          (890,000)
                              -------------------------------------------------
                                  535,000           (982,000)           440,000

State:
   Current                        351,000            (58,000)           347,000
   Deferred                      (156,000)          (226,000)          (215,000)
                              -------------------------------------------------
                                  195,000           (284,000)           132,000
                              -------------------------------------------------
                              $   730,000        $(1,266,000)       $   572,000
                              =================================================

PMR Corporation

8. INCOME TAXES (CONTINUED)

Deferred income taxes reflect the tax effects of the use through fiscal 1993 of the cash method of accounting for income tax purposes and temporary differences between the carrying amounts of assets and liabilities used for financial reporting and income tax purposes. Commencing in 1994, the Company was required to discontinue use of the cash method of accounting for income tax purposes, the effects of which are being recognized through April 30, 1997. The significant components of the Company's deferred tax assets and liabilities result at April 30, 1996 and 1995 primarily from the following:

                                                                  1996             1995
                                                               ---------------------------
Deferred tax assets:
   Contract settlement reserve                                 $2,405,000       $1,446,000
   Accrued compensation and employee benefits                     501,000          127,000
   Allowance for bad debts                                        497,000          537,000
   State income taxes                                              87,000             --
   Depreciation and amortization                                   77,000             --
   Other                                                          129,000          163,000
                                                               ---------------------------
Total deferred tax assets                                       3,696,000        2,273,000

Deferred tax liabilities:
   Non-accrual experience method                                  227,000          218,000
   Accrual to cash method of accounting                           577,000        1,155,000
   Contractual retainers                                        1,292,000          141,000
                                                               ---------------------------
Total deferred tax liabilities                                  2,096,000        1,514,000
                                                               ---------------------------
Net deferred tax assets                                        $1,600,000       $  759,000
                                                               ===========================

A reconciliation between the federal income tax rate and the effective income tax rate is as follows:

                                                         YEAR ENDED APRIL 30
                                                     1996      1995       1994
                                                    --------------------------

Statutory federal income tax rate                     34%        34%        34%
State income taxes, net of federal tax benefit         7          6          6
Other                                                 --         (4)         1

                                                     -------------------------
Effective income tax rate                             41%        36%        41%
                                                     =========================

PMR Corporation

9. CUSTOMERS

Approximately 56% of the Company's revenues are derived from contracts with providers in the State of California. The remainder of the Company's revenue is derived from contracts with providers in Arizona, Arkansas, Colorado, Hawaii, Indiana, Tennessee and Texas. The following table summarizes the percent of revenue earned from any individual or agency which was responsible for ten percent or more of the Company's consolidated revenues. There is more than one program site for some providers.


                                        YEAR ENDED APRIL 30
          Provider            1996              1995              1994
          ------------------------------------------------------------

             A                 21%                -                 -
             B                 11                16%                -
             C                  -                 -                26%
             D                  -                11                16
             E                  -                11                 -
             F                  -                 -                14

10. EMPLOYEE BENEFITS

The Company maintains a tax deferred retirement plan under Section 401(k) of the Internal Revenue Code for the benefit of all employees meeting minimum eligibility requirements. Under the plan, each employee may defer up to 15% of pre-tax earnings, subject to certain limitations. The Company will match 50% of an employee's deferral to a maximum of 3% of the employee's gross salary. The Company's matching contributions vest over a five year period. For the year ended April 30, 1996, 1995 and 1994, the Company contributed $138,000, $134,000 and $73,000, respectively, to match employee deferrals.

11. COMMITMENTS

The Company leases its administrative facilities and certain program site facilities under both cancelable and non-cancelable leasing arrangements. Certain non-cancelable lease agreements call for annual rental increases based on the consumer price index or as otherwise provided in the lease. The Company also leases certain equipment under operating lease agreements. Future minimum lease payments for all leases with initial terms of one year or more at April 30, 1996 are as follows: 1997 - $1,937,000; 1998 - $1,114,000; 1999 - $715,000;
2000 - $117,000 and none thereafter.

Rent expense totaled $1,950,000, $1,811,000 and $1,307,000 for the year ended April 30, 1996, 1995 and 1994, respectively.

CORPORATE INFORMATION
================================================================================

Directors & Officers                             Corporate Headquarters
Allen Tepper                                     PMR Corporation
President and Chief Executive Officer            3990 Old Town Avenue
Chairman of the Board                            Suite 206A
                                                 San Diego, CA  92110
Susan D. Erskine                                 619/295-2227
Executive Vice President
Secretary                                        Independent Auditors
                                                 Ernst & Young
Eugene D. Hill                                   501 W. Broadway
Accell Partners                                  Suite 1100
Director                                         San Diego, CA  92101

Charles C. McGettigan                            Special Securities Counsel
General Partner                                  Buchanon Ingersoll
Proactive Partners, L.P.                         Two Logan Square, 12th Floor
Director                                         18th and Arch Streets
                                                 Philadelphia, PA  19103
Richard A. Niglio
President and CEO                                Transfer Agent
Children's Discovery Centers of America, Inc.    Stocktrans, Inc.
Director                                         7 East Lancaster Avenue
                                                 Ardmore, PA  19003
Daniel L. Frank
Director                                         Form 10-K
                                                 Copies of the Company's Form 10-K for the
Mark P. Clein                                    year ended April 30, 1996 will be supplied to
Executive Vice President and Chief Financial     stockholders upon request.  Requests should be
Officer                                          made in writing and addressed to:

Daved L. Frerker                                 Heather Moore
Chief Operating Officer                          PMR Corporation
                                                 3990 Old Town Avenue
Fred D. Furman                                   Suite 206A
Executive Vice President Administration and      San Diego, CA  92110
General Counsel

Susan Yeagley Sullivan
Senior Vice President - Finance and Treasurer
